Exhibit 99.9

Consent of Independent Auditors

We consent to the reference to our Firm under the caption “Interest of Experts” in the Amended and Restated Prospectus Supplement, dated May 23, 2024 that is incorporated by reference into the registration statement on Form-10 (the “Form F-10) of SolarBank Corporation.

/s/ ZH CPA, LLC

Denver, Colorado

May 23, 2024